EXHIBIT 99.5
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)
26 September 2023

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc securities by PDMRs / KMPs to the London Stock Exchange (LSE).

Share Plan Account (SPA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares held in a SPA are eligible for a dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market.

On 21 September 2023 the following PDMR / KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a SPA.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Stausholm, Jakob	1,195.94282	51.93691

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 21 September 2023 the following PDMR / KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	23	51.93691
Rio Tinto plc shares	Cunningham, Peter	106	51.93691
Rio Tinto plc shares	Stausholm, Jakob	18	51.93691

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto shares in the market under the terms of myShare.

Notice to ASX/LSE    2 / 3

On 21 September 2023 the following PDMR / KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR / KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	22.717	51.93691
Rio Tinto plc shares	Barrios, Alfredo	16.79962	51.93691
Rio Tinto plc shares	Cunningham, Peter	28.01177	51.93691
Rio Tinto plc shares	Stausholm, Jakob	5.15989	51.93691
Rio Tinto plc shares	Trott, Simon	10.67138	51.93691
Rio Tinto plc shares	Vella, Ivan	3.74091	51.93691

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE    3 / 3

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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